Contact

www.linkedin.com/in/marcushollinger (LinkedIn)

Top Skills

Social Media
Advertising
Event Planning

Languages

English (Native or Bilingual)
French (Elementary)

Marcus Hollinger

Sr. Director at Stoked Project | Former CMO Reach Records | Co-Founder of Portrait Coffee
Atlanta, Georgia, United States

Summary

My profile is currently in progress. Please reach out directly if you have any questions.

Specialties: Marketing, advertising, event planning, campaign development, writing and and editing in both MLA and APA formats, Windows and Mac OS proficiency, social media, photoshop CS5, developing relationships and creative problem solving, fund-raising.

Experience

Stoked
Sr Director
April 2023 - Present (3 months)

Reimagining the way organizations do work through education, culture, and innovation projects!

Hasso Plattner Institute of Design at Stanford (d.school)
Executive Education Coach
August 2021 - Present (1 year 11 months)

Charged with coaching small teams of executives during intensive multi-day boot camps at the d.school. Responsible for managing group dynamics, modeling and coaching key behaviors, leading debriefs, and supporting executives as they apply their learnings to process improvements, product breakthroughs, and global initiatives upon their return.

Portrait Coffee
Co-Founder
December 2019 - Present (3 years 7 months)
Atlanta, Georgia, United States

Portrait Coffee is a specialty coffee business leveraging excellent hospitality and delicious beverages to reimagine the specialty coffee industry to include black representation.

Reach Records

9 years 1 month

Chief Marketing Officer
August 2014 - April 2023 (8 years 9 months)
Atlanta, Georgia, United States

Senior Vice President of Marketing
July 2020 - November 2022 (2 years 5 months)
Atlanta, Georgia, United States

Vice President Marketing
August 2017 - July 2020 (3 years)
Atlanta, Georgia

Sr. Director of Marketing
May 2016 - August 2017 (1 year 4 months)
Atlanta, GA

Social Media Director
August 2014 - August 2016 (2 years 1 month)

Marketing Intern
April 2014 - August 2014 (5 months)
Greater Atlanta Area

- Social Media Strategy

- Community Management

- Communications Planning

- Marketing

United Nations
Virtual/Digital Media Intern
May 2012 - October 2012 (6 months)

I will begin work as a virtual intern working on digital media projects for the social media arm of the United Nation's Department of Public Information.

Alpha Phi Alpha Fraternity, Inc.
Upsilon Chapter President
November 2009 - May 2012 (2 years 7 months)

Alpha Phi Alpha Fraternity, Inc. develops leaders, promotes brotherhood and academic excellence, while providing service and advocacy for our communities.

-Kansas District College Brother of the year 2010-2011

MediaCom
Media Planning/Buying Intern
May 2011 - August 2011 (4 months)
New York, New York

As an intern at MediaCom I was contributed in these ways:

- Communications planning for Audi of America, with both traditional and digital media teams
- Compiling and analyzing industry trends for new business pitch initiatives
- Compiling weekly auto-market updates to keep the Audi team sharp on client and competitor activities

I also completed training modules, learning Kantar Media: Stradey and MRI database navigation and I received Google Agency Land training.

University Daily Kansan
Marketing Specialist
January 2011 - May 2011 (5 months)

Brand development, promotions, developing increased readership initiatives, inventing new marketing strategies to increase brand awareness for both the company and partnered advertisers.

Big 12 Conference
Media Relations Volunteer
March 2011 - March 2011 (1 month)

I had a great deal of fun and learned a lot about professional etiquette working with the Big 12's Media Relations crew.

My duties were to deliver stats and information to media outlet representatives attending the 2011 Big 12 Championship games for the duration of the tournament. I also got to enjoy an amazing week of basketball.

My eyes were opened to the world of sports and I will never forget this experience.

Student Union Activities
Cultural Arts Committee Assistant Co-ordinator
2009 - November 2010 (1 year)

- With committee and Co-ordinator, organized KU's fourth annual Project Runway Program, hosted by Korto Momolu from the Bravo Television series
- Oversaw Gallery installations and receptions for   the Kansas Memorial Union Art Gallery
- Oversaw weekly committee meetings discussing events planning and committee budget

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Education

Stanford University
 · (2019 - 2019)

The University of Kansas
BS Journalism , Journalism with an emphasis in strategic communication · (2008 - 2012)

Olathe East High School
Diploma · (2007 - 2008)